UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under Securities Exchange Act of 1934

(Amendment No. 3)*

Morgans Hotel Group Co.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

61748W108

(CUSIP Number)

OTK Associates, LLC

200 E. Long Lake Road, Suite 300

Bloomfield Hills, Michigan 48304

(248) 258-6800

Copy to:

David A. Fine

Jeffrey R. Katz

Ropes & Gray LLP

800 Boylston Street

Prudential Center

Boston, MA 02199

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 61748W108	Page 2 of 8

1	Name of reporting person: OTK Associates, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,500,000(1)
	8	Shared voting power 0
	9	Sole dispositive power 4,500,000(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 4,500,000(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 13.91%
14	Type of reporting person OO

(1)	This Schedule is filed by OTK Associates, LLC and its managers, Robert S. Taubman and Michael E. Olshan (the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A. The shares reported as beneficially owned by each Reporting Person are the same shares, which are owned by OTK Associates, LLC.

13D

CUSIP No. 61748W108	Page 3 of 8

1	Name of reporting person: Robert S. Taubman
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,500,000(1)
	9	Sole dispositive power 0
	10	Shared dispositive power 4,500,000(1)
11	Aggregate amount beneficially owned by each reporting person 4,500,000(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 13.91%
14	Type of reporting person IN

(1)	This Schedule is filed by OTK Associates, LLC and its managers, Robert S. Taubman and Michael E. Olshan (the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A. The shares reported as beneficially owned by each Reporting Person are the same shares, which are owned by OTK Associates, LLC.

13D

CUSIP No. 61748W108	Page 4 of 8

1	Name of reporting person: Michael E. Olshan
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
3	SEC use only
4	Source of funds WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,500,000(1)
	9	Sole dispositive power 0
	10	Shared dispositive power 4,500,000(1)
11	Aggregate amount beneficially owned by each reporting person 4,500,000(1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 13.91%
14	Type of reporting person IN

This Schedule is filed by OTK Associates, LLC and its managers, Robert S. Taubman and Michael E. Olshan (the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A. The shares reported as beneficially owned by each Reporting Person are the same shares, which are owned by OTK Associates, LLC.

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, par value $0.01 per share (“Common Shares”), of Morgans Hotel Group Co., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 475 Tenth Avenue, New York, New York 10018.

Item 2.	Identity and Background.

(a)-(c) This statement is being filed by OTK Associates, LLC, a Delaware limited liability company (“OTK”), and its managers, Robert S. Taubman and Michael E. Olshan. OTK was formed under the laws of the State of Delaware and is an investment entity. OTK’s business and principal office address is 200 E. Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304.

Robert S. Taubman’s present principal occupation or employment is Chairman of the Board, and President and Chief Executive Officer of Taubman Centers, Inc., a real estate investment trust, and The Taubman Company LLC, which provides property management, leasing, development and other administrative services to, among others, Taubman Centers, Inc. and its shopping centers. Robert S. Taubman’s, Taubman Centers, Inc.’s and The Taubman Company LLC’s business and principal office address is 200 E. Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304.

Michael E. Olshan’s present principal occupation or employment is Chairman and Managing Partner of O-CAP Management, L.P., a hedge fund. Michael E. Olshan’s and O-CAP Management, L.P.’s business and principal office address is 600 Madison Avenue, 14th Floor, New York, New York 10022.

(d)-(e) During the past five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) OTK is a limited liability company organized under the laws of Delaware. Robert S. Taubman and Michael E. Olshan are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

4,500,000 Common Shares were purchased by OTK for an aggregate consideration of approximately $68,400,000 of its working capital. OTK received funds through contributions of capital from its initial members.

Item 4.	Purpose of Transaction.

On March 15, 2013, the Reporting Persons sent a letter to the Secretary of the Issuer by email, fax and by hand delivery indicating its intent to (i) nominate seven (7) nominees identified by the Reporting Persons to the Board of Directors at the forthcoming 2013 annual meeting of stockholders (the “Annual Meeting”) and (ii) present proposals for shareholder vote at the Annual Meeting. A copy of the notification letter and shareholder proposals delivered to the Issuer is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

In addition, on March 18, 2013 the Reporting Persons sent an open letter to the stockholders of the Issuer enumerating the reasons for the Reporting Person’s proposal to nominate a new slate of directors. A copy of such letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On March 15, 2013, Ropes & Gray LLP, as counsel to and on behalf of the Reporting Persons, sent a letter by e-mail, fax and hand delivery to Mr. Michael Gross, President, Chairman and Chief Executive Officer of the Issuer by hand delivery. The letter makes a demand upon the Issuer to permit the Reporting Persons and their agents to inspect and make copies or abstracts of certain shareholder materials no later than March 22, 2013. A copy of the letter is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

The Reporting Persons reserve their rights to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment. The Reporting Persons further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.

STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY OTK ASSOCIATES, LLC AND ITS AFFILIATES FROM THE STOCKHOLDERS OF MORGANS HOTEL GROUP CO. FOR USE AT THE 2013 ANNUAL MEETING OF MORGANS HOTEL GROUP CO. WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN COMPLETED, SUCH MATERIALS WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV OR BY CONTACTING THE PARTICIPANTS’ PROXY SOLICITOR, OKAPI PARTNERS, TOLL FREE AT (877) 869-0171, OR BY EMAIL TO INFO@OKAPIPARTNERS.COM.

INFORMATION RELATING TO THE POTENTIAL PARTICIPANTS IN A POTENTIAL PROXY SOLICITATION IS CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A FILED PURSUANT TO RULE 14A-12 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY OTK ASSOCIATES, LLC ON MARCH 15, 2013, AS IT MAY BE AMENDED FROM TIME TO TIME. THE SCHEDULE 14A AND ANY AMENDMENTS ARE AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

Other than as described above, the Reporting Persons do not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Issuer, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any material change in the Issuer’s present capitalization or dividend policy, (e) any other material change in the Issuer’s business or corporate structure, (f) any changes in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Issuer’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (h) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a), (b) The information required in these paragraphs with respect to each of the Reporting Person is set forth in Rows 7 through 13 of the cover pages to this Schedule 13D and Item 2(b) above and is incorporated herein by reference. The Reporting Persons hold an aggregate of 4,500,000 shares or 13.91% of the outstanding Common Shares.

(c) Except as described in this Schedule 13D, neither any Reporting Person nor, to any Reporting Person’s knowledge (i) any executive officer or director of such Reporting Person; (ii) any person controlling of such Reporting Person; or (iii) any executive officer or director of any corporation or other person ultimately in control of such Reporting Person, each as listed in Schedule A; has effected any transactions in the Common Shares during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The responses to Items 3, 4, and 5 are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Shareholder proposal submitted to the Issuer on March 15, 2013.

Exhibit 99.2	Letter to stockholders of Morgans Hotel Group Co. dated March 18, 2013.

Exhibit 99.3	Stockholder demand for list of stockholders, submitted to Mr. Michael Gross on March 15, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2013

OTK ASSOCIATES, LLC

By:	/s/ Robert S. Taubman
	Name:	Robert S. Taubman
	Title:	Manager

By:	/s/ Michael E. Olshan
	Name:	Michael E. Olshan
	Title:	Manager

/s/ Robert S. Taubman
Name: Robert S. Taubman

/s/ Michael E. Olshan
Name: Michael E. Olshan

INDEX TO EXHIBITS

Exhibit 99.1	Shareholder proposal submitted to the Issuer on March 15, 2013.

Exhibit 99.2	Letter to stockholders of Morgans Hotel Group Co. dated March 18, 2013.

Exhibit 99.3	Stockholder demand for list of stockholders, submitted to Mr. Michael Gross on March 15, 2013.